190 Carondelet Plaza, Suite 1530, Clayton, MO 63105-3443

June 11, 2009

Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-0510

Re:           Olin Corporation
Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the period ended March 31, 2009
File No. 1-1070

Dear Mr. Decker:

On behalf of Olin Corporation (“Olin”), I am writing to respond to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 11, 2009 with respect to the above-referenced filings (the “Comment Letter”).

For ease of reference, each of the Staff’s comments is reproduced below in its entirety in bold face print and is followed by the corresponding response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Olin’s responses to the Staff’s comments on Olin’s 10-K for the year ended December 31, 2008 (“Olin 10-K”) are set forth below.

General

Comment 1:  Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Response 1:  Olin’s responses to the Staff’s comments on Olin’s 10-K for the year ended December 31, 2008 (“Olin 10-K”) are set forth below.  To the extent applicable, we will include the additional disclosures detailed below in Olin’s future filings, including interim filings.

O L I N  C O R P O R A T I O N

Securities and Exchange Commission
 June 11, 2009

Cover page

Comment 2:  It appears that you registered your series A participating cumulative preferred stock purchase rights under Section 12(b) of the Exchange Act on a Form 8-A filed February 21, 1996.  It also appears that these securities are still registered under Section 12(b).  However, these securities are not listed on the cover page of your Form 10-K and the applicable certificate of designations is not filed as an exhibit to the Form 10-K.  Please advise or revise accordingly.

Response 2:  We respectfully advise the Staff that the Rights to Purchase Series A Participating Cumulative Preferred Stock (the “Rights”) were governed by a Rights Agreement dated as of February 27, 1996 under which the Rights expired by their terms on February 27, 2006.   The terms of the shares of the Preferred Stock that were issuable upon exercise of the Rights were adopted by amendment to the Company’s articles of incorporation, rather than a certificate of designation.  The relevant Preferred Stock provisions are included in Paragraph 10 to the Article Fourth of Olin’s Restated Articles of Incorporation (Exhibit 3(a) to the Form 10-K, incorporated by reference from Olin’s Form 10-Q for the quarter ended June 30, 2003).

We have provided written notification to the New York Stock Exchange that these securities should be delisted because they have expired by their terms. On May 19, 2009, the New York Stock Exchange filed a Form 25 to delist the Rights from the New York Stock Exchange and to terminate the registration of the Rights under Section 12(b) of the Securities Exchange Act of 1934 (“Exchange Act”).

Pursuant to Rule 12g-2 the Rights will not be deemed to be registered pursuant to Section 12(g)(1) upon termination of the listing because the Rights have expired and are no longer held by any persons.  Therefore we will not file a Form 15 with respect to the Section 12(g) registration of the Rights.  Rule 12(g)(2) provides that any class of securities that was exempt from such registration under Section 12g(1) of the Exchange Act because it was listed and registered on a national securities exchange, shall upon the termination of the listing and registration of such class be deemed to be registered pursuant to Section 12(g)(1) if the securities are not exempt from registration and all securities of such class are held of record by 300 or more persons.

Accordingly, we respectfully submit that we do not need to include the Rights on the cover of the Form 10-K nor file a certificate of designation as an exhibit to the Form 10-K.

Critical Accounting Policies and Estimates, page 35

Comment 3:  Given that property, plant, and equipment represents approximately 36% of your total assets at December 31, 2008, please consider providing additional insight on how you perform your impairment analysis of long-lived assets under SFAS 144.  Please specifically address your consideration of any facilities with idle capacity or facilities which have been shutdown.  Please consider including the following:
•	Please disclose how you group your assets for purposes of considering whether an impairment exists. Refer to paragraph 4 of SFAS 144;
•
Please discuss the significant estimates and assumptions used to determine estimated undiscounted cash flows and fair value.  You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions used as well whether certain estimates and assumptions are more subjective than others; and

•	For any asset groups for which the carrying value was close to the fair value, including any asset groups with idle capacity, please consider disclosing the carrying value of the asset groups.

O L I N  C O R P O R A T I O N

Securities and Exchange Commission
 June 11, 2009

        Response 3:  In future filings, Olin will expand the disclosure in the accounting policy footnote related to Property, Plant and Equipment to include the following disclosure (new disclosure in bold face print):

Property, Plant and Equipment

Property, Plant and Equipment are recorded at cost.  Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets.  Interest costs incurred to finance expenditures for major long-term construction projects are capitalized as part of the historical cost and included in property, plant and equipment and are depreciated over the useful lives of the related assets.  Leasehold improvements are amortized over the term of the lease or the estimated useful life of the improvement, whichever is shorter. Start-up costs are expensed as incurred.  Expenditures for maintenance and repairs are charged to expense when incurred while the costs of significant improvements, which extend the useful life of the underlying asset, are capitalized.

Property, Plant and Equipment are reviewed for impairment when conditions indicate that the carrying values of the assets may not be recoverable.  Such impairment conditions include an extended period of idleness or a plan of disposal.  If such impairment indicators are present or other factors exist that indicate that the carrying amount of an asset may not be recoverable, we determine whether impairment has occurred through the use of an undiscounted cash flow analysis at the lowest level for which identifiable cash flows exist.  The amount of impairment loss, if any, is measured by the difference between the net book value of the assets and the estimated fair value of the related assets.

In situations where an asset group’s carrying value and fair market value are close (which was not the case as of December 31, 2008), additional disclosures will be added to the critical accounting policies and estimates section or the accounting policy footnote in future filings, as appropriate.

Goodwill, page 36

Comment 4:  In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please consider disclosing the following:
•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;
•
Each of the valuation methodologies used to value goodwill, including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;

•	How you weight each of the methods used including the basis for that weighting;
•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
•	How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

O L I N  C O R P O R A T I O N

Securities and Exchange Commission
 June 11, 2009

Response 4:  In future filings, Olin will expand the disclosure in the critical accounting policies and estimates section and accounting policies footnote related to Goodwill to include the following disclosure (new disclosure in bold face print):

Goodwill

Goodwill is not amortized, but is reviewed annually in the fourth quarter and/or when circumstances or other events indicate that impairment may have occurred. Circumstances that could trigger an impairment test include but are not limited to:  a significant adverse change in the business climate; a significant adverse legal judgment; adverse cash flow trends; an adverse action or assessment by a government agency; unanticipated competition; decline in our stock price; and a significant restructuring charge within a reporting unit.  The annual impairment test involves the comparison of the estimated fair value of a reporting unit to its carrying amount.  We define reporting units at the business segment level or one level below the business segment, which for our Chlor Alkali Products segment are the U.S. operations and Canadian operations.  For purposes of testing goodwill for impairment, goodwill has been allocated to these reporting units to the extent it relates to each reporting unit.  The fair value is determined based on a variety of assumptions including estimated future cash flows of the reporting unit, discount rates and comparable company trading multiples.  An impairment would be recorded if the carrying amount exceeded the estimated fair value.  No impairment charges were recorded for 2008, 2007, or 2006.

All of our recorded goodwill, which is associated with acquisitions, is included in the Chlor Alkali Products segment.  Given the economic environment and the uncertainties regarding the impact on our business, there can be no assurance that our estimates and assumptions, made for purposes of our goodwill impairment testing during the fourth quarter of 2008, will prove to be an accurate prediction of the future.  If our assumptions regarding forecasted sales or gross margins are not achieved, we may be required to record goodwill impairment charges in future periods.  It is not possible at this time to determine if any such future impairment charge would result or, if it does, whether such charge would be material.

Additional disclosures will be added to the critical accounting policies and estimates section or the accounting policy footnote in future filings to address the remainder of the Staff’s comment as appropriate.

O L I N  C O R P O R A T I O N

Securities and Exchange Commission
 June 11, 2009

Financial Statements

Notes to the Financial Statements

Accounting Policies

Cost of Goods Sold and Selling and Administration Expenses, page 47

Comment 5:  Please revise your accounting policy footnote to clearly state which line item(s) on your statements of earnings includes depreciation and amortization expense, including whether you allocate depreciation and amortization expense to cost of goods sold.  If you do not include an allocation of depreciation or amortization expense to cost of goods sold, please revise your description of cost of goods sold on the face of your statements of operations and elsewhere throughout the filing to indicate that cost of goods sold is exclusive of depreciation and amortization expense.  Please also remove any references in the filing to gross margin, including on page 22, if you do not include a portion of your depreciation and amortization expense in cost of goods sold.  See SAB Topic 11:B.

Response 5:  In future filings, Olin will expand the disclosure in the accounting policies footnote related to cost of goods sold and selling and administration expenses to include the following disclosure (new disclosure in bold face print):

Cost of Goods Sold and Selling and Administration Expenses

Cost of Goods Sold includes the costs of inventory sold, related purchasing, distribution and warehousing costs, costs incurred for shipping and handling, depreciation and amortization expense related to these activities, and environmental remediation costs. Selling and Administration expenses include personnel costs associated with sales, marketing and administration, research and development, legal and legal-related costs, consulting and professional services fees, advertising expenses, depreciation expense related to these activities and other similar costs and foreign currency translation.

Less than 5% of total depreciation and amortization relates to selling and administrative expenses.  As gross margin includes depreciation and amortization, no other changes are considered necessary.

Discontinued Operations, page 56

Comment 6:  Based on an estimated working capital adjustment, you anticipated net cash proceeds from the transaction of $380.8 million.  In April 2008, you and Global entered into a binding arbitration regarding the final working capital adjustment.  Given that you reported $380.8 million as proceeds from the sale of the business on your statement of cash flows for the year ended December 31, 2007, it appears that this is the actual cash received instead of the anticipated net cash proceeds.  Please advise or revise your wording accordingly.

O L I N  C O R P O R A T I O N

Securities and Exchange Commission
 June 11, 2009

Response 6:  On November 19, 2007, Olin received $400 million plus a preliminary working capital adjustment for the sale of the Metals business.  The final payment was subject to a customary working capital adjustment.  At December 31, 2007, Olin accrued its estimate of the final working capital adjustment payable to Global.  When determining the anticipated net cash proceeds from the transaction of $380.8 million, this accrued final working capital adjustment was considered.  In April 2008, Olin and Global could not agree on the final working capital adjustment and entered into a binding arbitration.  As of December 31, 2008, the arbitration remained undecided.  Olin continued to use the language of “anticipated” net cash proceeds as the arbitration could have resulted in a different payment by Olin to Global than estimated and accrued by Olin.

In the first quarter of 2009, the arbitrator reached a decision which resulted in Olin making a $20.6 million payment for the final settlement of working capital on the sale of the Metals business.  The final working capital payment amount was consistent with the December 31, 2007 accrual for the working capital adjustment Olin anticipated from the transaction.

Olin disclosed in the December 31, 2008 Form 10-K that based on an estimated working capital adjustment, we “anticipated” net cash proceeds from the transaction of $380.8 million.  As the arbitration matter was finalized in 2009, in Olin’s future filings the language will be modified as follows:

Based on the final working capital adjustment, we received net cash proceeds from the transaction of $380.8 million.

Comment 7:  In conjunction with the sale of the Metals business, you agreed to purchase the majority of your ammunition cartridge case cups and copper-based strip requirements from Global under a multi-year agreement with pricing, terms, and conditions which approximate market.  You also retained certain assets and liabilities including certain assets co-located with the Winchester business in East Alton, Illinois, assets and liabilities associated with former Metals manufacturing locations, pension assets and pension and postretirement healthcare and life insurance liabilities associated with Metals employees for service earned through the date of sale, and certain environmental obligations existing at the date of closing associated with current and past Metals manufacturing operations and waste disposal sites.  In light of the above, please help us better understand what consideration you gave to EITF 03-13 in determining that you do not have significant continuing involvement in the operations of the Metal business in determining it was appropriate to present the business as discontinued operations pursuant to paragraph 42 in SFAS 144.

Response 7:  Olin determined the appropriate presentation of the Metals business was a discontinued operation pursuant to paragraph 42 of SFAS No. 144.  Olin does not have any significant continuing involvement in the Metals operations.  Additionally, the Winchester supply agreement provides a normal transition period to ensure that the operations of both the Metals business and Olin Winchester business continue on an uninterrupted basis.  The retained assets and liabilities were negotiated and facilitated an orderly separation of the Metals business from Olin.  Finally, prior to the sale, a major manufacturing operation of the Metals business and the major manufacturing facility of the Winchester business were co-located in East Alton, IL and shared certain assets that were used to supply services to both businesses.  These shared services also required a transition period to affect an orderly transition.  The specifics of the agreements are as follows:

1.
Winchester supply agreement:  Olin’s Winchester ammunition business consumes brass cartridge case cups and brass strip in the production of ammunition, which were manufactured by the Metals business.  These Winchester purchases represent approximately 4% of the revenue of the Metals business (based on 2007 net sales).  The multi-year agreement requiring Olin’s Winchester business to buy 80% of its requirements from Global provided benefits and protection to both parties.  The price agreed to by the parties was based on market prices for similar products sold in similar quantities to other Metals customers.

a.	Benefits to Global – Protects business volume during a period of transition.
b.	Benefits to Olin-Winchester – Protects key source of supply and provides price certainty, during a period when a key supplier is in transition.
c.	Olin’s rights under this supply agreement are those of a third-party customer.

O L I N  C O R P O R A T I O N

Securities and Exchange Commission
June 11, 2009

2.
By virtue of having been co-located, Olin’s Winchester and Metals businesses shared certain capabilities and infrastructure.  The transition services agreement ensured that both parties would continue to receive uninterrupted service.  In each of the following cases, there were assets that were utilized to supply these services.  After the sale was completed, it was necessary for one of the parties to retain ownership of the assets.  The ownership was negotiated and became a component of the sale agreement.  In the case of the following East Alton, IL utility services, Olin retained ownership of the assets.  The assets retained associated with the utility services only applied to the East Alton, IL location where the Metals and Winchester businesses were co-located and not to the other locations included in the Metals sale.  The sale included all Metals assets for the remaining manufacturing locations and all the distribution sites.

a.	Electric Power – main substation (second substation to be constructed by Global)
b.	Natural Gas – transmission system
c.	Steam Generator – boiler system
d.	Waste water treatment facility
e.	Compressed Air – our compressors
f.	Information Technology Equipment

In each case, Global either paid for actual usage or an agreed upon monthly rate during the transition period.  In each case, Olin’s Winchester business also continues to receive services for which it pays.

3.
Prior to the closing, the employees of the Metals business were covered by Olin-sponsored employee benefit programs.  These included pension, healthcare, retiree healthcare, and life insurance.  As of the date of the closing, Global implemented its own programs and Olin did not continue coverage or effect partial terminations (in the case of the pension).  The parties negotiated that liabilities incurred prior to the closing date would remain with Olin, and liabilities incurred post-closing would be the responsibility of Global.  Olin has no ongoing input into the Global employee benefit programs or responsibility for their ongoing costs.

4.	Pre-sale environmental liabilities: This is a typical “my watch, your watch” environmental indemnity, under which Olin has no extraordinary rights.

EITF Issue No. 03-13 describes the requirements for a disposed asset to be treated as a discontinued operation.  A review of the items for which Olin retained some responsibility or ownership indicates that Olin:

a.	has no ability to influence the operating or financial policies of the disposed business;
b.	did not retain any operating risks of the disposed business; and
c.	does not have any ability to obtain benefits from the disposed operations beyond those realized as a customer receiving product at a market price.

O L I N  C O R P O R A T I O N

Securities and Exchange Commission
June 11, 2009

In summary, Olin considered the requirements in EITF Issue No. 03-13 but because of the limited ongoing involvement with the legacy Metals business as described, we determined the appropriate presentation of the Metals business was a discontinued operation pursuant to paragraph 42 of SFAS No. 144.

Debt, page 60

Comment 8:  Your disclosures indicate that your debt agreement for the senior revolving credit facility contains covenants.  Please disclose here or elsewhere in the filing the specific terms on any material debt covenants in any of your debt agreements, including the senior revolving credit facility.  For any material debt covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date.  This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios.  Please consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary.  See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.  Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.  Finally, please disclose whether you are in compliance with all covenants and other restrictions under your outstanding debt agreements.

Response 8:  In Olin’s disclosures under Debt-Credit Facility, it is stated that the senior revolving credit facility “includes various customary restrictive covenants, including restrictions related to the ratio of debt to earnings before interest expense, taxes, depreciation and amortization (leverage ratio) and the ratio of earnings before interest expense, taxes, depreciation and amortization to interest expense (coverage ratio).”  Section IV.C of SEC Interpretative Release No. 33-8350 provides “that there are at least two scenarios in which companies should consider whether discussion and analysis of material covenants related to their outstanding debt … may be required.”  The first scenario referenced is that companies that are, or are reasonably likely to be, in breach of such covenants must disclose material information about that breach and analyze the impact on the company, if material, and the second scenario notes that companies should consider the impact of debt covenants on their ability to undertake additional debt or equity financing and, if these covenants limit, or are reasonably likely to limit, a company’s ability to undertake financing to a material extent, the company is required to discuss the covenants in question.

While these two scenarios are not meant to be exclusive, each of the scenarios listed in the release describes circumstances under which a company’s debt covenants affect, or are reasonably likely to affect, the company’s operations.  This is consistent with the desire to ensure that liquidity disclosure sufficiently describes any known material trends or uncertainties related to cash flow, capital resources, capital requirements, or liquidity.  In particular, Release No. 33-8350 states that MD&A should focus on the primary drivers of and other material factors necessary to an understanding of the company's cash flows and the indicative value of historical cash flows.

Because Olin not only is not in default in any of the material covenants of the senior revolving credit facility, but has sufficient coverage in each of those material covenants such that the company does not anticipate that such a default is reasonably likely to occur in the foreseeable future and because the debt covenants do not limit, and are not reasonably likely to limit, Olin’s ability to undertake financing to a material extent, we respectfully submit that disclosure of those material covenants is not necessary to an understanding of Olin’s cash flows.

O L I N  C O R P O R A T I O N

Securities and Exchange Commission
 June 11, 2009

Further to the foregoing, for the period ended December 31, 2008, Olin’s required ratios and the actual ratios under Olin’s senior revolving credit facility are as follows:

Covenant – Leverage	Covenant	Actual
Debt/EBITDA	Less than 4.0	0.62

Covenant – Coverage
EBITDA/Interest	Greater than 4.0	48.7

We expect that the difference between the required ratios and actual ratios will remain substantial for the foreseeable future.

We respectfully submit that, in the event the difference between the required amounts/ratios and the actual amounts/ratios becomes sufficiently small that Olin is reasonably likely to be in breach of such covenants at some point in the foreseeable future or we believe the debt covenants will limit, or will be reasonably likely to limit, Olin’s ability to undertake financing to a material extent, Olin will provide disclosure with respect to the required amounts/ratios and the actual amounts/ratios at that time.

With respect to events of default, we believe that a similar analysis is appropriate.  To the extent a default under Olin’s senior revolving credit facility becomes reasonably likely, Olin will disclose information with respect to any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in other debt agreements.

Olin will expand its future disclosures to include the following disclosure as part of its discussion of the accounts receivable facility:

“The Accounts Receivable Facility contains specific covenants relating to the ability of the lender to obtain or maintain a first priority lien on the receivables.  In addition, the Accounts Receivable Facility incorporates the leverage and coverage covenants that are contained in the senior revolving credit facility.”

Finally, Olin will include in future filings the following sentence in the debt footnote:

“As of December 31, 2009 and 2008, we were in compliance with all covenants and other restrictions under all our outstanding credit agreements and no event of default has occurred that would permit the lenders under our outstanding credit agreements to accelerate the debt if not cured.  We do not believe the covenants or other restrictions materially limit our financing activities.”

Comment 9:  The senior revolving credit facility includes restrictions related to the ratio of debt to earnings before interest expense, taxes, depreciation and amortization (leverage ratio) and the ratio of earnings before interest expense, taxes, depreciation and amortization to interest expense (coverage ratio).  Please confirm that there are no adjustments made to EBITDA as commonly defined for purposes of determining whether you are in compliance with these covenants.  If so, please disclose the specific adjustments made.

O L I N  C O R P O R A T I O N

Securities and Exchange Commission
June 11, 2009

Response 9:  The covenants under Olin’s senior revolving credit facility utilize calculations that adjust US GAAP amounts.  The adjustments to the EBITDA component of the calculation include the elimination of non-cash items such as pension income and expenses, Olin’s share of depreciation and interest expense as well as the debt guaranteed by Olin associated with its non-consolidated SunBelt affiliate and the amortization of any discounts or premiums on the issuance of debt.

As discussed in Response 8 above, if Olin believes we are reasonably likely to be in breach of such covenants at some point in the foreseeable future, Olin will provide disclosure with respect to the specific adjustments made to EBITDA as commonly defined for purposes of determining whether Olin is in compliance with its financial covenants.  In future filings we will refer to EBITDA as “adjusted EBITDA” with an explanation of the adjustments.

Comment 10:  Please disclose the interest rate for the senior revolving credit facility.  If it is subject to a variable interest rate based on an index, please disclose how the interest rate is determined, including the particular index used.  Please also disclose the actual interest rate for each period presented.

Response 10:  The interest rates on borrowings under the senior revolving credit facility are based on a pre-determined pricing grid that is based on the leverage ratio for the prior fiscal quarter.

The grid has five levels ranging from Debt to EBITDA ratios of less than 1.0 to greater than 3.0.  There are also three variables included in the interest calculation at each grid level.  These variables are a facility fee, a margin, and a utilization fee.  These variables and the grid of leverage rates are applied to actual borrowings.  During 2008 and 2007, there were no borrowings made under the senior revolving credit facility.  Olin will expand in future filings its current senior revolving credit facility disclosure to include the following (new disclosure in bold face print):

On October 29, 2007, we entered into a new five-year senior revolving credit facility of $220 million, which replaced the $160 million senior revolving credit facility.  During the first quarter of 2008, we increased our senior revolving credit facility by $20 million to $240 million by adding a new lending institution.  The new senior revolving credit facility will expire in October 2012.  We have the option to expand the $240 million senior revolving credit facility by an additional $60 million by adding a maximum of two additional lending institutions each year.  At December 31, 2008 we had $207.1 million available under this senior revolving credit facility, because we had issued $32.9 million of letters of credit under a $110 million subfacility.  Under the senior revolving credit facility, we may select various floating rate borrowing options.  The actual interest rate paid on borrowings under the senior revolving credit facility is based on a pricing grid which is dependent upon the leverage ratio as calculated under the terms of the facility for the prior fiscal quarter.  It includes various customary restrictive covenants, including restrictions related to the ratio of debt to earnings before interest expense, taxes, depreciation and amortization (leverage ratio) and the ratio of earnings before interest expense, taxes, depreciation and amortization to interest expense (coverage ratio).

In periods where there are borrowings under the senior revolving credit facility, we will modify the long-term debt table to include amounts outstanding under the senior revolving credit facility and the average interest rate incurred during the period.

Pension Plans and Retirement Benefits, page 62

Comment 11:  Please disclose how you determined that the use of a 8.5% expected rate of return is appropriate for 2008 in light of your actual pension plan asset allocations at December 31, 2008 and target pension plan asset allocations.

Response 11:  Olin utilizes an independent third-party investment manager to oversee its pension plan assets, and also retains an additional third-party pension advisor and an actuary to advise the Company on pension plan matters.  The expected rate of return is developed based on the following:

1.	The targeted asset allocation policy in effect during the year, including expected actions to be taken to insure adequate liquidity to fund benefit payments.
2.	Long-term expected real returns (returns in excess of the rate of inflation) for each asset class, as developed by the independent investment manager.
3.	Assumptions on inflation.
4.	Assumptions regarding additional return to be realized by asset class based on active management, as developed by the independent investment manager.

O L I N  C O R P O R A T I O N

Securities and Exchange Commission
 June 11, 2009

The expected rate of return as developed is tested against the historical returns that would have been realized by a portfolio containing the expected asset mix (recognizing that the rate of return is designed to be a long-term rate) and the expected rates of return selected by other entities with a similar investment profile.  Olin’s management considers all these factors along with advice from our third-party investment manager, third-party pension advisor and actuary when determining and developing the expected return on pension plan assets annually.

Income Taxes, page 68

Comment 12:  The deferred tax provision (benefit) for 2008, 2007, 2006 does not reflect the tax effect resulting from hedging activity under SFAS 133 and from pension and other postretirement liability adjustments.  Please expand your disclosures to explain your basis for not reflecting these items in the deferred tax provision (benefit).

Response 12:  In future filings, Olin will expand the disclosure related to the deferred tax provision (benefit) resulting from hedging activity and pension and postretirement liability adjustments to include the following disclosure (new disclosure in bold face print):

The deferred tax provision (benefit) for 2008, 2007 and 2006 does not reflect the tax effect of $(16.6) million, $2.0 million and $0.3 million, respectively, resulting from hedging activity under SFAS No. 133 recognized in Other Comprehensive Loss. For 2008, 2007, and 2006, the deferred tax provision (benefit) does not reflect $(56.3) million, $105.4 million and $(12.0) million, respectively, resulting from the pension and other postretirement liability adjustments recognized in Other Comprehensive Loss.

Exhibit Index

Comment 13:  Include an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

Response 13:  In future filings, Olin will comply with the Staff’s comment.

O L I N  C O R P O R A T I O N

Securities and Exchange Commission
 June 11, 2009

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

General

Comment 14:  Please address the above comments in your interim filings as well.

Response 14:  We respectfully advise the Staff that we will address the preceding comments consistent with our responses in future filings, including future Forms 10-Q to the extent applicable.

Management’s Discussion and Analysis

Outlook, page 20

Comment 15:  You have seen a continuation of the weak chlor alkali demand into 2009.  Chlor alkali products represented approximately 67% of your sales for the 3 months ended March 31, 2009 and 72% of your sales for the year ended December 31, 2008.  The sale of these products also appears to contribute to a significant portion of your operating income.  In this regard, please expand your discussion to address the following:
•
To the extent you are able to quantify the amount of the expected decrease in your 2009 sales and earnings, please consider disclosing.  Please also address the expected impact of the weak chlor alkali demand on your liquidity and capital resources.  Refer to Items 303(a)(1) and (2) of Regulation S-K; and

•
Please consider what additional quantitative disclosures can be provided to convey to investors the current and ongoing risks related to the recoverability of your assets.  Detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation.  We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments.  You should consider providing additional quantitative disclosures related to each type of potential impairment charge, including charges related to inventory, property, plant, and equipment, and goodwill.  Please consider disclosing whether there are more risks and exposures related to certain assets which make it more likely for them to be impaired.  For example, you should discuss if prices have also declined for any of the items held in your inventory.

Response 15:  The discussion under the “Outlook” section of the MD&A discloses that “in Chlor Alkali Products, we have seen a continuation of the weak chlor alkali demand environment experienced in the fourth quarter of 2008 into 2009.  Chlor Alkali Products earnings in the second quarter of 2009 are expected to decline compared to last year, due to lower volumes partially offset by improved ECU netbacks.”

We have provided voluntary disclosure to the extent we think volume will continue to decline in the next quarter.  Our present disclosure involved anticipating a future trend or event and did not involve a known material trend (in particular, the decrease in the demand for Chlor Alkali Products coincides with weak global economic conditions).  Under FR-2 (Release 33-6835) such disclosures are optional, since they involve “anticipating a future trend or event or anticipating a less predictable impact of a known event, trend or uncertainty.”  Disclosing the expected decrease in 2009 sales and earnings would take that disclosure a step beyond what we believe is required under the Commission’s guidance.  To quantify the decrease would imply that the decrease is known and would necessitate an exactitude and precision that we do not have.

O L I N  C O R P O R A T I O N

Securities and Exchange Commission
June 11, 2009

In Release 33-6835, the Commission distinguished between prospective information that is required to be discussed and voluntary forward-looking disclosure that is optional:

Both required disclosure regarding the future impact of presently known trends, events or uncertainties and optional forward-looking information may involve some prediction or projection. The distinction between the two rests with the nature of the prediction required. Required disclosure is based on currently known trends, events, and uncertainties that are reasonably expected to have material effects… In contrast, optional forward-looking disclosure involves anticipating a future trend or event or anticipating a less predictable impact of a known event, trend or uncertainty.

In discussing when disclosure is required, Release 33-6835 states that “A disclosure duty exists where a trend, demand, commitment, event or uncertainty is both presently known to management and reasonably likely to have material effects on the registrant's financial condition or results of operation.”  The release details several examples where a disclosure was required based on events that had already occurred or were anticipated based on known facts. These examples involved a known uncertainty that was reasonably likely to have material future effects on a company’s financial condition or results of operations.

FR 72 (Release 33-8350), consistent with Release 33-6835, refers to “trends, demands, commitments, events or uncertainties as to which disclosure is required” as “known material trends and uncertainties.”  FR 72 requires a discussion of substantive information that led to a known trend, event or uncertainty.

We respectfully note that we have included disclosure in MD&A that analyzes the reasons underlying historical changes in the results of sales of Chlor Alkali Products in the three months ended March 31, 2009 compared to the three months ended March 31, 2008.  The disclosure states that the reasons for the decrease in Chlor Alkali Products sales was “primarily due to lower chlorine and caustic soda volumes of 29%, partially offset by higher ECU pricing, which increased 32% from the three months ended March 31, 2008.  Volumes for bleach and hydrochloric acid increased slightly compared to the three months ended March 31, 2008 levels.”  The reasons that the Chlor Alkali segment income was higher was also disclosed as “primarily because of increased selling prices ($46.7 million) and improved earnings of non-consolidated affiliates ($6.7 million) primarily related to SunBelt, partially offset by decreased volumes and higher operating costs ($51.7 million).”

In addition, under “Liquidity and Other Financing Arrangements,” the disclosure discusses the impact of changes in supply/demand in Chlor Alkali Products and states “Cash flow from operations is affected by changes in ECU selling prices caused by the changes in the supply/demand balance of chlorine and caustic, resulting in the chlor alkali business having significant leverage on our earnings. For example, assuming all other costs remain constant and internal consumption remains approximately the same, a $10 per ECU selling price change equates to an approximate $17 million annual change in our revenues and pretax profit when we are operating at full capacity.”

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Securities and Exchange Commission
June 11, 2009

We believe our disclosure is sufficient with respect to known future events and uncertainties and believe the current disclosure involves anticipating a future trend or event and is therefore a voluntary forward looking statement or event under the Commission’s MD&A guidance rather than a known event or uncertainty requiring disclosure.  Although we have disclosed an anticipated decline in Chlor Alkali Products for the next quarter we understand the Staff’s concern that we disclose the impact of this earnings outlook on cash flows.  Accordingly, in future filings we will explicitly disclose that the anticipated earnings outlook will have a corresponding effect on cash flows.

Comment 16:  Accounts receivable represents approximately 35% of your total current assets as of March 31, 2009.  The expense amount recorded for the provision for doubtful customer accounts receivable increased during the year ended December 31, 2008 compared to the year ended December 31, 2007 as well as during the three months ended March 31, 2009 compared to the three months ended March 31, 2008.  The allowance for doubtful accounts also increased from $5 million at December 31, 2008 to $7 million at March 31, 2009.  You disclose on page 18 that the increase in doubtful customer accounts receivable for the three months ended March 31, 2009 is related to a deterioration in customer credit.  In this regard, please consider what quantitative disclosures can be provided to convey to investors the risks associated with the collectability of your accounts receivable and the likelihood as to whether additional charges may need to be recorded.  You should also consider including an analysis of days sales outstanding.  Refer to instruction 5 to Item 303(a) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

Response 16:  Olin evaluates the collectibility of receivables based on a combination of factors.  The increase in the allowance for doubtful accounts receivable in the first quarter of 2009 was primarily attributable to deterioration in customer credit that led to customer bankruptcies in both business segments, Chlor Alkali Products and Winchester.  As of March 31, 2009, Olin had reserved for a bad debt related to a certain Chlor Alkali Products customer that declared bankruptcy in April 2009 with an estimated exposure of approximately $2 million to Olin.

In future filings beginning with the second quarter 2009 Form 10-Q, Olin will expand the disclosure related to the determination of the allowance for doubtful accounts receivable to include the following disclosure:

We evaluate the collectibility of accounts receivable based on a combination of factors.  Initially, we estimate an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience.  This initial estimate is periodically adjusted when we become aware of a specific customer's inability to meet its financial obligations (e.g., bankruptcy filing) or as a result of changes in the overall aging of accounts receivable.  While we have a large number of customers that operate in diverse businesses and are geographically dispersed, a general economic downturn in any of the industry segments in which we operate could result in higher than expected defaults, and, therefore, the need to revise estimates for the provision for doubtful accounts could occur.

Additional disclosures will be added as considered necessary, in future filings.

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Securities and Exchange Commission
 June 11, 2009

Liquidity and Other Financing Arrangements, page 23

Comment 17:  Your principal sources of liquidity are from cash and cash equivalents, cash flow from operations, and short-term borrowings under your senior revolving credit facility and borrowings under your accounts receivable securitization facility.  Please provide a comprehensive discussion of the significant changes in your sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources.  In light of these changes, please also discuss how you determined that these sources of cash will still be sufficient to meet your cash and liquidity requirements on both a short-term and long-term basis.  Please also disclose if you expect any alternative sources of funding to be available in the future.  For example, you should address your consideration of the 184% increase in net cash used in operating activities during the three months ended March 31, 2009 compared to the three months ended March 31, 2008.  You should also address your consideration of the continued weakening chlor alkali demand.

Response 17:  Olin believes that it has addressed the significant changes in its sources and uses of cash in the most recent Form 10-Q.  The specific points addressed by the Staff, are not, however, all included under the “Liquidity and Other Financing Arrangements” section.  Specifically:

•
Under the “Operating Activities” section, Olin provided a detailed discussion of the year-over-year increase in cash used from operations of $17.7 million, including a discussion of working capital, identifying both seasonal issues and one-time occurrences, and other significant changes from the prior year.

•	Under the “Investing Activities” section, Olin provided a discussion of the year-over-year change in capital spending, including expectations for full year 2009 capital spending and depreciation.
•
Under the “Liquidity and Other Financing Arrangements” section, Olin describes its current sources of liquidity, and includes a discussion of the seasonal nature of its cash flows and the sensitivity of cash flows to changes in Chlor Alkali pricing.

In future filings, Olin will reiterate these comments in the “Liquidity and Other Financing Arrangements” section and will specifically address year-over-year changes in net cash used/generated by year-to-date activities.

Comment 18:  Please disclose the expected amounts of future spending on capital expenditures, including whether the portions of the expected amounts are related to growth or maintenance.

Response 18:  In future filings, Olin will expand the disclosure in the investing activities section related to future spending on capital expenditures to include the following disclosure (new disclosure in bold face print):

For the total year, we expect our capital spending to be approximately $135 million to $140 million.  Approximately half of our 2009 spending will be related to the St. Gabriel, LA conversion and expansion project.

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Securities and Exchange Commission
 June 11, 2009

Additionally, in future filings, Olin will expand the disclosure in the outlook section related to future spending on capital expenditures to include the following disclosure (new disclosure in bold face print):

Based on the completion of both the St. Gabriel, LA facility conversion and expansion project and a major maintenance project at our McIntosh, AL facility, we anticipate our capital spending to be approximately $135 million to $140 million for 2009.  Approximately half of our 2009 spending will be related to the St. Gabriel, LA conversion and expansion project.  We expect depreciation to be in the $80 million range for full-year 2009.

Please direct any questions or comments to me at (314) 480-1405.

Very truly yours,

/s/ John E. Fischer

John E. Fischer
Vice President and Chief Financial Officer

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